SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 1, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia press release dated September 7, 2007: Exercises with stock options of Nokia Corporation

2.               Nokia press release dated September 10, 2007: International Trade Commission trial commences in case filed by Qualcomm against Nokia

3.               Nokia press release dated September 17, 2007: Nokia to acquire Enpocket to create a global mobile advertising leader

4.               Nokia press release dated September 18, 2007: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act

5.               Nokia press release dated September 28, 2007: Exercises with stock options of Nokia Corporation

6.               Nokia Siemens Networks press release dated September 19, 2007: Nokia Siemens Networks intends to sign a strategic partnership with Devoteam Group including a transfer of approximately 160 people from Herentals, Belgium

7.               Nokia Siemens Networks press release dated September 26, 2007: Nokia Siemens Networks wins EUR 180 million GSM and EDGE deal with Henan MCC

PRESS RELEASE

September 7, 2007

Exercises with stock options of Nokia Corporation

Helsinki, Finland - A total of 2 154 023 shares of Nokia Corporation (“Nokia”) were subscribed for between 31.7.2007 — 3.9.2007 based on Nokia’s 2001, 2003 and 2005 employee stock option plans. The total amount of subscription prices, EUR 31 688 726.39, is recorded in the fund for invested non-restricted equity. The new shares carry full shareholder rights as from the registration date September 7, 2007. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 934 695 515 including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 10, 2007

International Trade Commission trial commences in case filed by Qualcomm against Nokia

Espoo, Finland - Nokia announced today the commencement of its defense in the United States International Trade Commission (ITC) hearing process for the action brought by Qualcomm against Nokia alleging patent infringement of three Qualcomm patents. The patents are asserted against certain Nokia GSM/GPRS/EDGE devices.  The hearing in this matter is currently scheduled for September 10-24, 2007.

Qualcomm filed its complaint on June 9, 2006 alleging infringement by Nokia of six Qualcomm patents. The ITC subsequently agreed to initiate an investigation on July 10, 2006, however the case was stayed from February 26, 2007 until June 12, 2007.  Since its initial filing, Qualcomm has voluntarily withdrawn three of the six patents from its complaint.  The remaining three patents are all from the same patent family and were declared to be essential to GSM standards by Qualcomm, although Qualcomm has subsequently attempted to withdraw its essentiality declaration to one of the patents.

“Nokia is confident that its products do not infringe any of the patents remaining in this case and that the patents are invalid,” said Carl Belding, Chief Legal Officer, Nokia.  “We look forward to proving that the claims regarding the three remaining patents have no more merit than those already withdrawn by Qualcomm.”

Qualcomm declared the three remaining patents at issue to the European Telecommunications Standards Institute (ETSI) as essential to GSM standards.  In doing so, it made a binding commitment to license those patents on fair, reasonable and non-discriminatory terms.  Despite its obligations Qualcomm is now seeking an exclusionary order, for these declared essential patents, from the ITC.

For the proper functioning of the standardization process, and continued industry innovation, Nokia believes injunctions and exclusionary orders should not be sought or be obtainable for standards essential patents.

Nokia is the industry leader in wireless innovation and the development of GSM technologies.  Nokia has built one of the strongest and broadest IPR portfolios in the wireless industry over the last 15 years, including more than 250 GSM declared essential patent families, through extensive investments in research and development.

About Nokia
Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5)

our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia, Communications
Anne Eckert
Tel. + 44 7917 231 929

Nokia
Communications, USA
Laurie Armstrong
Tel. +1 914 368 0423
Email: communication.corp@nokia.com

Nokia
Communications

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Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

September 17, 2007

Nokia to acquire Enpocket to create a global mobile advertising leader

Enpocket to provide Nokia with a platform to accelerate scaling of its mobile advertising business

Espoo, Finland — Nokia and Enpocket today announced that they have entered into a definitive agreement for Nokia to acquire Enpocket (www.enpocket.com). Enpocket is a global leader in mobile advertising; providing technology and services that allow brands to plan, create, execute, measure and optimize mobile advertising campaigns around the world. By acquiring Enpocket, Nokia will accelerate the scaling of its mobile advertising business, leveraging Enpocket’s platform and strong partnerships with advertisers, publishers and operators. In addition to key assets, through this transaction Nokia is gaining a team with strong expertise in global mobile advertising across disciplines.

“Nokia has already announced its intention to be a leading company in consumer Internet services and we believe that mobile advertising will be an important element in monetizing those services for our customers and partners. Enpocket’s mature leading edge platform and people expertise are a strong fit with Nokia existing capabilities in the mobile advertising market,” said Tero Ojanperä, Chief Technology Officer, Nokia. “This acquisition is a game changing move to bring the reach and depth of Nokia to organize the market across the world, and make it easier for an ecosystem to develop.”

Enpocket is a privately-owned company, established in 2001 and headquartered in Boston, Massachusetts, USA. The innovative technology that drives the Enpocket platform is a mobile advertising campaign management and delivery system distinguished by advanced consumer insight, targeting, and measurement. The platform can deliver mobile advertising across multiple formats including SMS, MMS, mobile Internet advertising, and video. Enpocket is powering mobile advertising for leading mobile operators and publishers across the globe and has an ad sales force that is working with large brands.

“Effective interactive advertising on the mobile device can create tremendous value for the mobile industry while bringing new Internet services to people around the world,” said Enpocket President and Chief Executive Officer, Mike Baker. “Enpocket and Nokia are combining to provide the leadership needed to define, build and standardize globally the business of mobile advertising so that brands can easily and efficiently engage consumers on their personal devices.”

The agreement is subject to customary closing conditions and is expected to close in the fourth quarter of 2007.

About Nokia
Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About Enpocket
Enpocket is the global leader in mobile advertising, providing brands with end-to-end, turnkey solutions that make marketing to the personal device simple and effective. With an award-winning platform and worldwide partner network of mobile operators and publishers, Enpocket delivers high ROI mobile advertising experiences. Powered by analytics, the Enpocket Platform delivers targeted ‘intelligent mobile marketing’ with measurable results.  Enpocket is headquartered in Boston with offices in New York, Los Angeles, Chicago, San Francisco, London, Singapore and Mumbai. To learn more, please visit www.enpocket.com.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services  and solution deliveries; B) our ability to develop, implement and commercialize new products,services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

2

Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

Nokia, North America
Communications
Tel. +1 972 894 4573
Email: communication.corp@nokia.com

Investor Enquiries:

Nokia, Investor Relations, Europe
Tel. +358 7180 34289

Nokia, Investor Relations US
Tel. +1 914 368 0555

www.nokia.com

Enpocket
Diana LaGattuta, Director of Marketing
Tel. +1 617 262 7089
Email: dlagattuta@enpocket.com

www.enpocket.com

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PRESS RELEASE

September 18, 2007

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act

Espoo, Finland - According to information received by Nokia Corporation, The Capital Group Companies, Inc.* is now allowed by Finnish authorities to report its holdings separately from the holdings of Capital Research and Management Company and its subsidiaries. The Capital Group Companies, Inc., however, continues to report its holdings together with Capital Group International, Inc. and its subsidiaries.

The Capital Group Companies, Inc. has notified Nokia that its aggregate shares held with the right to use the attached voting rights are below 5% of the total number of Nokia shares. Also Capital Research and Management Company has notified Nokia that its aggregate shares held with the right to use the attached voting rights are below 5% of the total number of Nokia shares. The Capital Group is not reporting the total shares held, while they previously reported shares held with and without the right to use the attached voting rights.

Accordingly, as of September 12, 2007, The Capital Group Companies, Inc. held Nokia shares with the right to use the attached voting rights in the amount of 6 784 781 shares, i.e. approximately 0.17% of all the Nokia shares and voting rights. Capital Research and Management Company held Nokia shares with the right to use the attached voting rights in the amount of 164 663 050 shares, i.e. approximately 4.18% of all the Nokia shares and voting rights. The above reporting does not necessarily include all Nokia shares held by The Capital Group Companies, Inc. and Capital Research and Management Company as they may also have holdings that are managed without the right to use the attached voting rights.

* The Capital Group Companies, Inc. is a U.S. based holding company for several subsidiary companies engaged in investment management activities that manage shares owned by their clients. The investment activities are divided into two operational groups, represented by Capital Research and Management Company and Capital Group International, Inc.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 28, 2007

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 846 510 shares of Nokia Corporation (“Nokia”) were subscribed for between 4.9.2007 — 24.9.2007 based on Nokia’s 2001, 2003 and 2005 employee stock option plans. The total amount of subscription prices, EUR 12 538 844.25, is recorded in the fund for invested non-restricted equity. The new shares carry full shareholder rights as from the registration date September 28, 2007. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 935 542 025 including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Press Release

Espoo, Finland / Paris, France - September 19, 2007

Nokia Siemens Networks intends to sign a strategic partnership with Devoteam Group including a transfer of approximately 160 people from Herentals, Belgium

Today, Nokia Siemens Networks has expressed its intention to conclude an asset sale and transfer agreement with Devoteam Group for its Development Center in Herentals, Belgium The anticipated signing is expected to take place by the end of September. As part of the deal, all development activities in Herentals with the exception of Open Transport Network (OTN) will be transferred to Devoteam Group. Approximately 160 transferred employees are planned to become fully integrated into the operations of Devoteam Group.

Consistent with Nokia Siemens Networks’ plans announced on May 4, transferring R&D capabilities to trusted business partners is part of realizing Nokia Siemens Networks’ overall synergy saving target. The synergy savings are necessary to build a competitive business for the future.

“Nokia and Siemens, the parent companies of Nokia Siemens Networks, have successfully partnered with Devoteam Group over recent years,” said Mika Vehviläinen, Chief Operating Officer of Nokia Siemens Networks. “This agreement is good for Devoteam Group and for the employees of Nokia Siemens Networks. It gives Nokia Siemens Networks additional flexibility and transfers people to a strong partner where their competencies will be a natural fit.”

Nokia Siemens Networks plans to hone its R&D activities to enhance efficiency and support operations in new growth markets like China and India. The company intends to tighten the focus of R&D centers of competence, and expand cooperation with R&D collaboration services to improve cost efficiency and complement its own competence offering.

“Nokia Siemens Networks’ customers will reap the benefits as this agreement strengthens our capabilities to provide them with high quality software and products,” Vehviläinen added.

“We have a proven track record of successfully managing the evolution of R&D personnel into system integration consultants, as part of our strategy to create a major European services group in the telecom sector”, said Godefroy de Bentzmann, co-CEO of Devoteam Group. “The integration of the transferred employees is a key success factor, since their skills and experience will further strengthen our competencies, notably in IPTV, IMS, Next Generation Networks and Fixed-Mobile convergence.”

The deal includes the Development Center’s current R&D activities in the Service Core and Applications Business Unit, Operations and Business Software Business Unit and in the Research, Technology & Platforms unit. The Development Center in Herentals supports R&D activities in fields including Next Generation Voice and Multimedia, Perfect Voice Fixed and Mobile, Element Operations and Network Management as well as Network Technology and Platform Development.

Nokia Siemens Networks Media Relations PO Box 1 FI-02022 Nokia Siemens Networks	Reference Number: 2007_09_297 en

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services, with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

About Devoteam Group

Devoteam is an IT consulting group, created in 1995. Combining consulting and technology solutions offerings enables Devoteam to provide its customers with independent advice and effective solutions that meet their strategic objectives (IT performance and optimization) in complementary areas: telecoms, systems infrastructure, IT security and e-business applications. Devoteam plans to achieve €365 million in sales revenue in 2007. The group counts more than 3.500 employees through around twenty countries in Europe, Middle East and North Africa.

www.devoteam.com

Media Enquiries

Nokia Siemens Networks

Stefan Mueller

+49 175 265 4662

stefan.mueller@nsn.com

Devoteam Group

Godefroy de Bentzmann, co-CEO

godefroy.de.bentzmann@devoteam.com

Investor relations:

Grégoire Cayatte & Thomas Le Quang

+331 41 49 48 48

finance@devoteam.com

Press contact:

S. Corbet & H. de Romans

+331 53 04 24 06/23 71

stephanie.corbet@pleon.com

Nokia Siemens Networks Media Relations PO Box 1 FI-02022 Nokia Siemens Networks	Reference Number: 2007_09_297 en

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Press Release

Beijing, China - September 26, 2007

Nokia Siemens Networks wins EUR 180 million GSM and EDGE deal with Henan MCC

With this contract Nokia Siemens Networks strengthens its position as one of China’s leading GSM network suppliers

Nokia Siemens Networks deepens its ties with Henan Mobile Communications Company (Henan MCC) with a GSM network expansion, EDGE introduction as well as network planning and implementation services deal. The agreement further cements Nokia Siemens Networks’ position as the leading network supplier for the radio and core networks of Henan MCC.

Under the contract of close to RMB 2 billion (EUR 180 million), Nokia Siemens Networks will extend its cooperation with Henan MCC and become the sole supplier of EDGE for Henan MCC in addition to already being a leading supplier of its GSM networks. The company will provide Henan MCC with its GSM and EDGE core and radio networks equipment, mobile soft switching solution including MSC (Mobile Switching Center) Servers, MGW (Media Gateway) and HLR (Home Location Register), as well as system integration, network planning, rollout and support services for Henan MCC’s GSM and EDGE network.

“We’re pleased to be continuing our long-standing partnership with Nokia Siemens Networks,” said Henan MCC general manager Yuan Jianguo. “The stability, reliability and cost-effectiveness of Nokia Siemens Networks’ network systems will allow us to provide our more than 27 million customers with exciting mobile experiences in the province, whether it is in GSM voice communications or EDGE for high speed and data connectivity.” Henan MCC will provide EDGE commercial services for its customers from September.

“Nokia Siemens Networks is very proud to continue its strategic cooperation with Henan MCC,” said Zhang Zhiqiang, head of Nokia Siemens Networks’ Greater China region. “The GSM expansion and the move to EDGE will help operators build state-of-art networks and generate new revenues while preparing the network for future evolution.”

GSM radio access networks delivered by Nokia Siemens Networks connect more than 1.3 billion subscribers around the world. Nokia Siemens Networks is the global No. 1 in EDGE with 120 references. Nokia Siemens Networks is a leading supplier of GSM/GPRS/EDGE networks to over 20 customers in China, with the largest installed base in China Mobile’s GSM network.

About Henan MCC, China

China Mobile Group Henan Company Limited is the wholly owned subsidiary of China Mobile. The company specializes in operating mobile voice, data, IP telephony and multimedia services. Since its founding in August 1999, it has built a mobile communications network with extensive coverage, high-quality, business rich variety and first-class level of service. The network covers 100% of Henan — China’s most populous province — and offers international GSM roaming access with 271 operators in 206 countries and regions, including

Nokia Siemens Networks Media Relations PO Box 1 FI-02022 Nokia Siemens Networks	Reference Number: 2007_09_310 en

Taiwan, Hong Kong and Macau, and GPRS roaming through 214 partner operators in 106 countries and regions.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Helena Marjaranta

Radio Access Communications

Phone: +358 (40) 581 9102

E-mail: helena.marjaranta@nsn.com

Yuhong Chen

Communications, Greater China Region

Phone: +86 10 6476 7810

E-mail: yuhong.chen@nsn.com

Nokia Siemens Networks Media Relations PO Box 1 FI-02022 Nokia Siemens Networks	Reference Number: 2007_09_310

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel